SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                ---------------

                                   FORM 6-K

                                ---------------



                       REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934


                            For September 23, 2003



                                 CNOOC Limited

                (Translation of registrant's name into English)
              --------------------------------------------------


                                  65th Floor
                              Bank of China Tower
                                One Garden Road
                              Central, Hong Kong
                   (Address of principal executive offices)

              --------------------------------------------------





(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)



                Form 20-F     X                Form 40-F
                              ---------                     ----------


(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)


                Yes                            No           X
                              ---------                     ----------


(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A.)

PRESS RELEASE

    CNOOC Limited Successfully Commenced Its Largest Independent Gas Field

(Hong Kong, September 23, 2003) CNOOC Limited (the "Company"; NYSE: CEO, SEHK:
883) today announced the successful commencement of Dongfang (DF) 1-1 Phase I, the Company's largest independent gas field.

About 110 kilometers offshore from Dongfang City of Hainan Province, DF 1-1 field is located in Yinggehai of Beibu Gulf in the Western South China Sea. The average water depth is about 70 meters.

DF1-1 is scheduled to be developed in two phases. Phase I consists of a central platform, a production platform and an onshore processing terminal. With 12 production wells, the designed production capacity of Phase I is about
154.8 million cubic feet per day. Phase II, however, is expected to increase the production capacity of the field to 232 million cubic feet per day upon its completion. Phase II development is currently subject to acceleration and is expected to be completed in 2006, rather than 2008 as originally contemplated.

Natural gas from DF 1-1 Phase I will be piped to Hainan Province for customers including fertilizer plant, power plant and city gas.

Mr. Wei Liucheng, Chairman and CEO of CNOOC Limited commented, "The startup of gas field DF1-1 represents another milestone in the successful execution of our gas strategy. The field will provide feedstock and clean energy to Hainan while adding production and cash flow to shareholders."

"It's a positive development for the Company. It helps us make up production shortfall from the other gas field we own," commented Mr. Zhou Shouwei, President of the Company.

CNOOC Limited is the operator and has a 100% interest in the field.

Notes to Editors:


              CNOOC LIMITED - BACKGROUND

Incorporated in Hong Kong in August 1999, CNOOC Limited (SEHK: 883; NYSE: CEO) is the dominant producer of crude oil and natural gas offshore China. CNOOC Limited is also one of the largest independent crude oil and gas exploration and production companies in the world. As of December 31, 2002, its net proved reserves were 2.0 billion barrels-of-oil equivalents and its net production averaged 346,639 BOE per day in 2002.

CNOOC Limited has interests in 45 crude oil and gas properties in four major producing areas: Bohai Bay, Western South China Sea, Eastern South China Sea and East China Sea. The Company is a major oil and gas company in China with slightly over 1,000 employees. The Company has become the largest offshore producer in Indonesia after the acquisition of Indonesian assets.


              CNOOC LIMITED - RELATIONSHIP WITH ITS PARENT COMPANY

CNOOC Limited, incorporated in Hong Kong, is a 70.6% held subsidiary of China National Offshore Oil Corporation ("CNOOC"). CNOOC Limited is the sole vehicle through which CNOOC carries out oil and gas exploration, development, production and selling activities offshore China and internationally.

CNOOC, the parent company, is involved in the administrative, research, and services functions for the China offshore petroleum industry as well as other mid- or downstream petroleum projects.

*** *** ***
This press release contains statements that are not historical facts, including statements about beliefs and expectations of the directors of CNOOC Limited. These forward-looking statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. Forward-looking statements speak only as of the date they are made, and the directors of the Company undertake no obligation to update publicly any of them in light of new information or future events. Forward-looking statements involve inherent risks and uncertainties. You are cautioned that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Such factors include, but are not limited to changes, of the PRC's economic, political and social conditions as well as government policies.

*** *** ***

For further enquiries, please contact:

-------------------------------------------------------------------------------
Mr. Xiao Zongwei                  Ms Anne Lui/Ms. Maggie Chan/Ms. Carol Chan
CNOOC Limited                     Ketchum Newscan Public Relations
Tel: +86 10 8452 1646             Tel: 852-3141-8016/852-3141-8063/3141-8091
Fax: +86 10 8452 1648             Fax: 852-2510-8199
E-mail: xiaozw@cnooc.com.cn       E-mail: anne.lui@knprhk.com
        -------------------               --------------------
                                          carol.chan@knprhk.com
                                          ---------------------
                                          maggie.chan@knprhk.com
                                          ----------------------
-------------------------------------------------------------------------------

                                  SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be issued on its behalf by the undersigned, thereunto duly authorized.

                                              CNOOC Limited


                                               By:  /s/ Cao Yunshi
                                                  ----------------------------
                                                  Name:  Cao Yunshi
                                                  Title:  Company Secretary

Dated: September 23, 2003